March 14, 2025

Teck Hong Ho
Chief Executive Officer
Vistek Limited
39 Woodlands Close #08-11
Mega@Woodlands
Singapore 737856

       Re: Vistek Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed March 4, 2025
           File No. 333-284559
Dear Teck Hong Ho:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 59

1. We note that Diamond Stream and Vibrant Epoch each subscribed for 4.5% of the shares of the Company on August 26, 2024 and that such shares were acquired by
       Diamond Stream and Vibrant Epoch for cash at par. We further note that, on
       September 19, 2024, Mega Optimal and Mr. Tong each acquired 4.9% of the shares of the Company for $0.5 million each. Please tell us and revise your filing to include a discussion of any significant factors contributing to the expected difference between the value of the shares sold to Diamond Stream, Vibrant Epoch, Mega Optimal, and
       Mr. Tong and an equivalent number of shares at the anticipated mid-point of the IPO price.
 March 14, 2025
Page 2

Management
Compensation of Directors and Executive Officers, page 119

2. Please revise to disclose compensation information for the financial year ended
       February 28, 2025. See Item 6.B of Form 20-F.
Exhibits

3. We note the consent of your independent registered pubic accounting firm at exhibit
       23.1. Such consent refers to the audit report dated September 5, 2024 except for Notes
       1 and 11 and the effects of the resulting retrospective adjustments, as to which the dates are October 16, 2024 and January 28, 2025, respectively. We further note the audit report at page F-33 is dated September 5, 2024, with the exception of Notes 1 and 11 and the effects of the resulting retrospective adjustments, as to which the dates are October 16, 2024 and March 4, 2025, respectively. Please have your auditor revise the dates in their report and/or their consent for consistency.
       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Yuning    Grace    Bai, Esq.